PSA PEUGEOT CITROËN
Direction Finance, Contrôle, Performance

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

April 13, 2006

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated April 3, 2006: "PSA Peugeot Citroën expands rapidly its development in China "
- Press release dated April 11, 2006: "Peugeot S.A. – Supervisory Board Meeting of April 11, 2006"

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

p.o.

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

Paris, April 3, 2006

PSA Peugeot Citroën expands rapidly its development in China

PSA Peugeot Citroën and Dongfeng Motor Group are expanding their industrial plan for their joint subsidiary Dongfeng Peugeot Citroën Automobiles (DPCA) to reflect their growth in China.

After doubling capacity at the Wuhan plant, which is being stepped up to 300,000 units a year in 2008, the DPCA board decided on April 1 to actively search for a new production site. The exact location and schedule for the new facility will be announced within the next few months.

DPCA also intends to strengthen its product plan, produced on the two new Group platforms used in China since mid-2004, as well as platform 3, which will be introduced by the end of the decade for the production of upper mid-range models. This will eventually enable DPCA to offer a comprehensive range of vehicles, from compact cars to large executive saloons. Production of nine models is scheduled to begin at the Wuhan plant between 2006 and 2009, including three new models this year alone.

In addition to the Peugeot 307, which has been produced on platform 2 since July 2004, and the Peugeot 206, produced on platform 1 since March 2006, production of two new Citroën models will begin this year—the Citroën C-Triomphe (platform 2), unveiled in Shenzhen in February, and later in the year, a new compact Citroën that will increase Wuhan's range to eight models.

These developments reflect the favorable outlook for the Chinese automotive market and DPCA's ability to produce cars which meet the needs of Chinese customers, thanks in particular to its 650-strong team of highly-skilled engineers and technicians, in charge of automotive development. In 2005, DPCA sales rose by 57.5% to 140,400 units from 89,100, in a market that expanded by 24%. The 2006 sales target has been set at over 200,000 units.

In response to strong business growth in China, PSA Peugeot Citroën has created Peugeot Citroën China Automotive Trade Company Limited, a wholly-owned subsidiary that will strengthen the Group's presence in China, while contributing to the development of DPCA. By importing additional Peugeot and Citroën models not produced in China, the new subsidiary will also help to enhance the image of both marques.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

File N° 82-3531

PSA PEUGEOT CITROËN

Financial Information

April 11, 2006

Peugeot S.A. – Supervisory Board Meeting of April 11, 2006

At its meeting today, the Supervisory Board of Peugeot S.A. approved the resolutions proposed by the Managing Board, which will be submitted to stockholders at the Annual Meeting on May 24, 2006.

The proposed dividend of 1.35 euro per share is unchanged from the prior year and corresponds to a payout ratio of 30.8% of consolidated net income. It will be paid on May 31, 2006.

In addition, stockholders will be asked to renew the authorizations to carry out a share buyback program and to issue stock options.

Stockholders will also be asked to re-elect Ernest-Antoine Seillière and Joseph F. Toot Jr. as members of the Supervisory Board for a six-year term and to elect Jean-Louis Silvant as member of the Supervisory Board.